Exhibit 99.1

Bitauto Announces Fourth Quarter and Fiscal Year 2017 Results

Fourth quarter revenue increased 53.8% year-over-year

Revenue from transaction services increased 115.5% year-over-year

BEIJING, March 15, 2018 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2017.

Bitauto Fourth Quarter and Fiscal Year 2017 Highlights

•	Revenue in the fourth quarter of 2017 was RMB2.69 billion (US$413.5 million), a 53.8% increase from the corresponding period in 2016. Revenue in fiscal year 2017 was RMB8.75 billion (US$1.35 billion), a 51.6% increase from 2016.

•	Gross profit in the fourth quarter of 2017 was RMB1.58 billion (US$242.7 million), a 42.4% increase from the corresponding period in 2016. Gross profit in fiscal year 2017 was RMB5.52 billion (US$847.9 million), a 49.3% increase from 2016.

•	Loss from operations in the fourth quarter of 2017 was RMB645.2 million (US$99.2 million), compared to a loss from operations of RMB40.6 million (US$6.2 million) in the corresponding period in 2016. Loss from operations in fiscal year 2017 was RMB1.08 billion (US$165.5 million), compared to a loss from operations of RMB109.2 million (US$16.8 million) in 2016. The increased loss was mainly due to options granted by Yixin Group Limited (“Yixin”) to its employees in the third quarter of 2017.

•	Non-GAAP income from operations in the fourth quarter of 2017 was RMB93.5 million (US$14.4 million), compared to a Non-GAAP income from operations of RMB140.9 million (US$21.7 million) in the corresponding period in 2016. Non-GAAP income from operations in fiscal year 2017 was RMB877.0 million (US$134.8 million), a 48.2% increase from 2016.

•	Net loss in the fourth quarter of 2017 was RMB803.4 million (US$123.5 million), compared to a net loss of RMB151.7 million (US$23.3 million) in the corresponding period in 2016. Net loss in fiscal year 2017 was RMB1.43 billion (US$219.3 million), compared to a net loss of RMB338.0 million (US$51.9 million) in 2016.

•	Non-GAAP net income in the fourth quarter of 2017 was RMB99.0 million (US$15.2 million), a 26.1% increase from the corresponding period in 2016. Non-GAAP net income in fiscal year 2017 was RMB718.4 million (US$110.4 million), a 71.4% increase from 2016.

•	Basic and diluted net loss per ADS in the fourth quarter of 2017 was RMB10.05 (US$1.54) and RMB10.05 (US$1.54), respectively. Basic and diluted net loss per ADS in fiscal year 2017 was RMB23.01 (US$3.54) and RMB23.10 (US$3.55), respectively.

•	Non-GAAP basic and diluted net income per ADS in the fourth quarter of 2017 was RMB0.75 (US$0.12) and RMB0.72 (US$0.11), respectively. Non-GAAP basic and diluted net income per ADS in fiscal year 2017 was RMB5.45 (US$0.84) and RMB5.07 (US$0.78), respectively.

Mr. Andy Zhang, chief executive officer of Bitauto, said, “We concluded 2017 with robust results, as full-year revenues increased to RMB8.75 billion, up 51.6% over the previous year. Notably, revenue from our transaction services business reached RMB3.87 billion, an increase of 149.6% year-over-year. Our media business continued its ongoing upturn during the year, as efforts across our three core strategic areas – traffic, conversion, and monetization – paid off. Advertising and subscription revenue achieved a strong close for the year with an 18.2% annual increase in the fourth quarter.”

“In 2018, our strategic focus is three-fold: synergies within the Bitauto family, integration of content and user communities, techonology and big data enabled enhancements. Firstly, in my dual role, I will seek to further activate synergies between Bitauto and Yixin, through allowing crossover of user accounts, aggregating data resources, and enabling shared sales and marketing activities among automakers and dealers across multiple Bitauto and Yixin channels. Secondly, we will more closely engage users by bridging multi-media content with user communities that foster both online interaction as well as offline activities, in order to increase user stickiness throughout the automotive research, purchasing and ownership cycle. Thirdly, we will continue to leverage our leading technology and data capabilities to bring value to our customers and users. Our recently launched Easy Partners dealer platform and AI assistant Elita have begun to enable higher transaction efficiency by producing stronger data sets, increasing buyer satisfaction and reducing the workload of sales professionals. With these clear competitive advatanges, we are confident in maintaining our leadership as China's top online auto media and transaction services ecosystem.”

Ms. Cynthia He, chief financial officer of Bitauto, said, “As we continue to make healthy progress across our business lines, we are optimistic about Bitauto’s profitability outlook for 2018. We expect to expand margins over the coming quarters as we drive cost saving synergies between Bitauto and Yixin, increased efficiencies in our media business, and economies of scale from Yixin.”

Bitauto Fourth Quarter 2017 Results

Bitauto reported revenue of RMB2.69 billion (US$413.5 million) for the fourth quarter of 2017, representing a 53.8% increase from the corresponding period in 2016. The increase in revenue was attributable to the growth of the Company's transaction services business, advertising and subscription business and digital marketing solutions business.

•	Revenue from the advertising and subscription business for the fourth quarter of 2017 was RMB1.10 billion (US$168.9 million), representing an 18.2% increase from RMB929.8 million (US$142.9 million) in the corresponding period in 2016.

•	Revenue from the transaction services business for the fourth quarter of 2017 was RMB1.27 billion (US$195.2 million), representing a 115.5% increase from RMB589.2 million (US$90.6 million) in the corresponding period in 2016. The increase was attributable to a higher volume of transaction services.

•	Revenue from the digital marketing solutions business for the fourth quarter of 2017 was RMB321.9 million (US$49.5 million), representing a 39.9% increase from RMB230.0 million (US$35.4 million) in the corresponding period in 2016.

Cost of revenue for the fourth quarter of 2017 was RMB1.11 billion (US$170.8 million), representing a year-over-year increase of 73.5% from the corresponding period in 2016. The increase was primarily due to increased costs related to transaction services, such as funding costs. Cost of revenue as a percentage of revenue in the fourth quarter of 2017 was 41.3%, compared to 36.6% in the corresponding period in 2016.

Gross profit for the fourth quarter of 2017 was RMB1.58 billion (US$242.7 million), representing a 42.4% increase from the corresponding period in 2016.

Selling and administrative expenses were RMB2.09 billion (US$321.0 million) for the fourth quarter of 2017, representing a 103.8% increase from the corresponding period in 2016. This increase was primarily attributable to the increase in share-based payment expenses, the Company’s marketing efforts, and headcount and related expenses.

Product development expenses were RMB163.1 million (US$25.1 million) for the fourth quarter of 2017, representing a 9.1% increase from the corresponding period in 2016.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB527.7 million (US$81.1 million) in the fourth quarter of 2017, compared to RMB19.9 million (US$3.1 million) in the corresponding period in 2016. The increase was mainly due to options granted by Yixin to its employees in the third quarter of 2017.

Loss from operations in the fourth quarter of 2017 was RMB645.2 million (US$99.2 million), compared to a loss from operations of RMB40.6 million (US$6.2 million) in the corresponding period in 2016.

Non-GAAP income from operations in the fourth quarter of 2017 was RMB93.5 million (US$14.4 million), compared to a Non-GAAP income from operations of RMB140.9 million (US$21.7 million) in the corresponding period in 2016.

Income tax expense in the fourth quarter of 2017 was RMB2.6 million (US$0.4 million), compared to an income tax expense of RMB59.1 million (US$9.1 million) in the corresponding period in 2016. This decrease was mainly due to the impact of preferential tax rate in some of the Company’s subsidiaries.

Net loss in the fourth quarter of 2017 was RMB803.4 million (US$123.5 million), compared to a net loss of RMB151.7 million (US$23.3 million) in the corresponding period in 2016. Basic and diluted net loss per ADS, each representing one ordinary share, in the fourth quarter of 2017 amounted to RMB10.05 (US$1.54) and RMB10.05 (US$1.54), respectively, taking into consideration the accretion to redeemable noncontrolling interests amounting to RMB54.2 million (US$8.3 million).

Non-GAAP net income in the fourth quarter of 2017 was RMB99.0 million (US$15.2 million), representing a 26.1% increase from the corresponding period in 2016. Non-GAAP basic and diluted net income per ADS in the fourth quarter of 2017 amounted to RMB0.75 (US$0.12) and RMB0.72 (US$0.11), respectively, taking into consideration the accretion to redeemable noncontrolling interests amounting to RMB54.2 million (US$8.3 million).

Cash provided by operating activities, cash used in investing activities, and cash provided by financing activities in the fourth quarter of 2017 were RMB1.03 billion (US$157.9 million), RMB3.19 billion (US$490.8 million), and RMB8.34 billion (US$1.28 billion), respectively.

Bitauto Fiscal Year 2017 Results

Revenue in 2017 was RMB8.75 billion (US$1.35 billion), representing a 51.6% increase from 2016. The increase in revenue was attributable to the growth of the Company's transaction services business, advertising and subscription business and digital marketing solutions business.

•	Revenue from the advertising and subscription business in 2017 was RMB3.92 billion (US$602.8 million), representing a 14.2% increase from RMB3.43 billion (US$527.6 million) in 2016.

•	Revenue from the transaction services business in 2017 was RMB3.87 billion (US$595.2 million), representing a 149.6% increase from RMB1.55 billion (US$238.5 million) in 2016. The increase was attributable to a higher volume of transaction services.

•	Revenue from the digital marketing solutions business in 2017 was RMB956.9 million (US$147.1 million), representing a 21.4% increase from RMB788.3 million (US$121.2 million) in 2016.

Cost of revenue in 2017 was RMB3.23 billion (US$497.2 million), representing a year-over-year increase of 55.7% from 2016. The increase was primarily due to increased costs related to transaction services, such as funding costs. Cost of revenue as a percentage of revenue in 2017 was 37.0%, compared to 36.0% in 2016.

Gross profit in 2017 was RMB5.52 billion (US$847.9 million), representing a 49.3% increase from 2016.

Selling and administrative expenses were RMB6.06 billion (US$931.3 million) in 2017, representing a 77.3% increase from 2016. This increase was primarily attributable to the increase in share-based payment expenses, the Company’s marketing efforts, and headcount and related expenses.

Product development expenses were RMB565.7 million (US$86.9 million) in 2017, representing a 23.7% increase from 2016. The increase was primarily due to the increase in product development headcount and related expenses, and share-based payment expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB1.19 billion (US$182.3 million) in 2017, compared to RMB77.0 million (US$11.8 million) in 2016. The increase was mainly due to options granted by Yixin to its employees in the third quarter of 2017.

Loss from operations in 2017 was RMB1.08 billion (US$165.5 million), compared to a loss from operations of RMB109.2 million (US$16.8 million) in 2016.

Non-GAAP income from operations in 2017 was RMB877.0 million (US$134.8 million), representing a 48.2% increase from 2016.

Income tax expense in 2017 was RMB203.8 million (US$31.3 million), compared to an income tax expense of RMB147.6 million (US$22.7 million) in 2016.

Net loss in 2017 was RMB1.43 billion (US$219.3 million), compared to a net loss of RMB338.0 million (US$51.9 million) in 2016. Basic and diluted net loss per ADS, each representing one ordinary share, in 2017 amounted to RMB23.01 (US$3.54) and RMB23.10 (US$3.55), respectively, taking into consideration the accretion to redeemable noncontrolling interests amounting to RMB332.1 million (US$51.0 million).

Non-GAAP net income in 2017 was RMB718.4 million (US$110.4 million), representing a 71.4% increase from 2016. Non-GAAP basic and diluted net income per ADS in 2017 amounted to RMB5.45 (US$0.84) and RMB5.07 (US$0.78), respectively, taking into consideration the accretion to redeemable noncontrolling interests amounting to RMB332.1 million (US$51.0 million).

As of December 31, 2017, the Company had cash and cash equivalents and restricted cash of RMB11.04 billion (US$1.70 billion). Cash provided by operating activities, cash used in investing activities, and cash provided by financing activities in 2017 were RMB928.2 million (US$142.7 million), RMB13.10 billion (US$2.01 billion), and RMB19.84 billion (US$3.05 billion), respectively.

Accounts receivable, net was RMB2.85 billion (US$438.7 million) as of December 31, 2017, compared to RMB2.07 billion (US$317.9 million) as of December 31, 2016.

As of December 31, 2017, the Company's transaction services business had cash and cash equivalents and restricted cash of RMB6.69 billion (US$1.03 billion), finance receivables of RMB29.91 billion (US$4.60 billion) and borrowings and asset-backed securitization debt of RMB25.10 billion (US$3.86 billion).

The number of employees totaled 8,558 as of December 31, 2017, including employees of entities in which Bitauto has acquired and holds controlling interests. This represented a 12.3% increase from December 31, 2016, primarily due to customer service teams supporting the Company's fast-growing transaction service business and higher headcount in product development.

As of December 31, 2017, the Company had a total of 72,739,966 ordinary shares, with 37,439,685 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Non-GAAP basic and diluted per ADS figures for the fourth quarter of 2017 were calculated using a weighted average of 71,146,291 and 73,189,071 ADSs, respectively. Non-GAAP basic and diluted per ADS figures for fiscal year 2017 were calculated using a weighted average of 70,154,910 and 78,281,462 ADSs, respectively.

Recent Updates

Bitauto today announced the appointment of Mr. Xiaoke Liu, the Company’s senior vice president, to the position of chief operating officer, effective immediately. Mr. Liu served as Bitauto’s senior vice president since February 2017. Prior to joining Bitauto, Mr. Liu served as general manager of the auto business division of Sina.com since 2014, responsible for the division management and operation. From 2012 to 2014, Mr. Liu was the general manager of the auto business division of Phoenix.com. Prior to this, Mr. Liu worked at Sohu.com from 2004 to 2012 and was the associate editor-in-chief of the automobile channel from 2008 to 2012. Mr. Liu holds a bachelor's degree in Business Administration from the University of Luton in England.

In addition, the Company also announced the appointment of Mr. Xiangzhi Kong, the Company’s Vice President, to the position of chief strategy officer, effective immediately. Prior to this, Mr. Kong served as Bitauto’s vice president from 2015, Assistant Vice President from 2013 to 2015, and Business Development Director from 2008 to 2012. Mr. Kong has been responsible for Bitauto’s strategic planning, investments and development of strategic partnerships. Prior to joining Bitauto, Mr. Kong had approximately 10 years of experience in management consulting, providing strategic planning and marketing consulting services to the Fortune 500 and leading technology companies. Mr. Kong received a bachelor's degree in Economics from the University of International Business and Economics in 1999.

First Quarter 2018 Outlook

Bitauto currently expects to generate revenue in the range of RMB1.96 billion (US$301.8 million) to RMB2.01 billion (US$309.5 million) in the first quarter of 2018, representing a 37.8% to 41.3% increase from the corresponding period in 2017.

This forecast reflects revenues net of value-added tax under the new revenue recognition standard ASC 606, which Bitauto adopted on January 1, 2018. If presented on gross basis, as consistent with the year 2017, forecasted revenues would be between RMB2.12 billion (US$325.6 million) to RMB2.17 billion (US$333.8 million) in the first quarter of 2018, representing a 37.1% to 40.5% increase from the corresponding period in 2017.

This forecast takes into consideration seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. It reflects management's current and preliminary view, which is subject to change.

Conference Call Information

Bitauto's management will hold an earnings conference call at 8:15 AM on March 15, 2018 U.S. Eastern Time (8:15 PM on March 15, 2018 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090

Conference ID:	6952819

A replay of the conference call may be accessed by phone at the following number until March 23, 2018:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299

Conference ID:	6952819

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

Note: This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.5063 to US$1.00, the effective noon buying rate as of December 29, 2017 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services mainly to automakers through its bitauto.com website as well as corresponding mobile applications, which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto's transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile retail transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP income from operations, Non-GAAP net income and Non-GAAP basic and diluted net income per ADS as non-GAAP financial measures. Non-GAAP income from operations is defined as income from operations excluding (i) share-based payments; (ii) amortization of intangible assets resulting from asset and business acquisitions; and (iii) professional expenses incurred for the initial public offering of Yixin and the issuance of preferred shares. Non-GAAP net income is defined as net income excluding (i) share-based payments; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) professional expenses incurred for the initial public offering of Yixin and the issuance of preferred shares; (iv) share of amortization of equity investments' intangible assets not on their books; (v) impairment on equity investees; (vi) investment loss associated with non-cash investment matters; (vii) amortization of the BCF discount on the convertible notes; (viii) fair value adjustment of contingent considerations; and (ix) tax impact related to professional expenses incurred for the initial public offering of Yixin. Non-GAAP basic and diluted net income per ADS is defined as Non-GAAP net income attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. These non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

Suki Li
Bitauto Holdings Limited
Phone: +86-10-6849-2145
ir@bitauto.com

Clarisse Pan

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended
	December 31, 2016	December 31, 2017
	RMB	RMB
	(in thousands, except for share and per share data)

Revenue	1,749,003	2,690,316
Cost of revenue	(640,314)	(1,111,036)
Gross profit	1,108,689	1,579,280

Selling and administrative expenses	(1,024,870)	(2,088,212)
Product development expenses	(149,502)	(163,058)
Other gains, net	25,130	26,813
Loss from operations	(40,553)	(645,177)

Interest income	21,819	31,941
Interest expense	(22,216)	(37,265)
Share of results of equity investees	(3,900)	(32,085)
Investment loss	(47,758)	(118,208)
Loss before tax	(92,608)	(800,794)

Income tax expense	(59,061)	(2,567)
Net loss	(151,669)	(803,361)

Net loss attributable to noncontrolling interests	(5,289)	(144,996)
Accretion to redeemable noncontrolling interests	80,186	54,183
Net loss attributable to Bitauto Holdings Limited	(226,566)	(712,548)

Other financial data
Non-GAAP net income	78,490	99,002

Reconciliation of GAAP to Non-GAAP results

	For the Three Months Ended
	December 31, 2016	December 31, 2017
	RMB	RMB

Loss from operations	(40,553)	(645,177)
Share-based payments	19,941	527,694
Amortization of intangible assets resulting from asset and business acquisitions	161,493	170,551
Professional expenses incurred for the initial public offering of Yixin	-	40,418
Non-GAAP income from operations	140,881	93,486

Net loss	(151,669)	(803,361)
Share-based payments	19,941	527,694
Amortization of intangible assets resulting from asset and business acquisitions	161,493	170,551
Professional expenses incurred for the initial public offering of Yixin	-	40,418
Share of amortization of equity investments' intangible assets not on their books	626	11
Impairment on equity investees	-	21,223
Investment loss associated with non-cash investment matters	40,099	115,773
Amortization of the BCF discount on the convertible notes	8,000	31,362
Tax impact related to professional expenses incurred for the initial public offering of Yixin	-	(4,669)
Non-GAAP net income	78,490	99,002

Non-GAAP net income per ADS
Basic	-	0.75
Diluted	-	0.72

SELECTED CONSOLIDATED FINANCIAL DATA

Condensed Consolidated Statements of Operations

	For the Year Ended
	December 31, 2016	December 31, 2017
	RMB	RMB
	Audited	Unaudited
	(in thousands, except for share and per share data)

Revenue	5,772,948	8,751,259
Cost of revenue	(2,077,979)	(3,234,680)
Gross profit	3,694,969	5,516,579

Selling and administrative expenses	(3,417,811)	(6,059,046)
Product development expenses	(457,367)	(565,702)
Other gains, net	70,981	31,576
Loss from operations	(109,228)	(1,076,593)

Interest income	41,651	93,025
Interest expense	(52,155)	(92,633)
Share of results of equity investees	(25,640)	(71,866)
Investment loss	(45,012)	(75,097)
Loss before tax	(190,384)	(1,223,164)

Income tax expense	(147,569)	(203,824)
Net loss	(337,953)	(1,426,988)

Net loss attributable to noncontrolling interests	(1,895)	(147,991)
Accretion to redeemable noncontrolling interests	205,287	332,117
Net loss attributable to Bitauto Holdings Limited	(541,345)	(1,611,114)

Other financial data (Unaudited)
Non-GAAP net income	419,194	718,358

Reconciliation of GAAP to Non-GAAP results

	For the Year Ended
	December 31, 2016	December 31, 2017
	RMB	RMB
	Unaudited	Unaudited

Loss from operations	(109,228)	(1,076,593)
Share-based payments	76,981	1,185,840
Amortization of intangible assets resulting from asset and business acquisitions	624,150	677,343
Professional expenses incurred for the initial public offering of Yixin and the issuance of preferred shares	-	90,413
Non-GAAP income from operations	591,903	877,003

Net loss	(337,953)	(1,426,988)
Share-based payments	76,981	1,185,840
Amortization of intangible assets resulting from asset and business acquisitions	624,150	677,343
Professional expenses incurred for the initial public offering of Yixin and the issuance of preferred shares	-	90,413
Share of amortization of equity investments' intangible assets not on their books	2,505	692
Impairment on equity investees	-	21,223
Investment loss associated with non-cash investment matters	40,351	109,986
Amortization of the BCF discount on the convertible notes	13,160	57,244
Fair value adjustment of contingent considerations	-	8,333
Tax impact related to professional expenses incurred for the initial public offering of Yixin	-	(5,728)
Non-GAAP net income	419,194	718,358

Non-GAAP net income per ADS
Basic	3.15	5.45
Diluted	3.08	5.07

SELECTED CONSOLIDATED FINANCIAL DATA

Condensed Consolidated Balance Sheets

	December 31, 2016	December 31, 2017
	RMB	RMB
	Audited	Unaudited
	(in thousands)

Assets
Cash and cash equivalents	2,021,989	9,555,027
Time deposits	2,000	-
Restricted cash	5,475,576	811,596
Accounts receivable, net	2,068,615	2,854,410
Bills receivable	110,236	330,544
Other current assets	6,796,543	14,565,792
Non-current assets	13,459,797	23,398,363
Total assets	29,934,756	51,515,732

Liabilities
Accounts payable	1,603,577	2,176,627
Other current liabilities	10,350,339	20,522,612
Non-current liabilities	4,219,129	8,578,822
Total liabilities	16,173,045	31,278,061
Redeemable noncontrolling interests	3,939,646	301,953
Total equity	9,822,065	19,935,718
Total liabilities, redeemable noncontrolling interests and equity	29,934,756	51,515,732